U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                  FORM 10-SB/A1


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                            BUCKEYE OIL AND GAS, INC.
                            -------------------------
                 (Name of Small Business Issuer in its charter)


             Colorado                             84-1026453
             --------                             ----------
   (State or other jurisdiction of             (I.R.S. Employer
    incorporation or organization)            Identification No.)


      5650 Greenwood Plaza Blvd.
              Suite 216
          Englewood, Colorado                       80111
          -------------------                       -----
(Address of principal executive offices)          (Zip code)

Issuer's telephone number: (303) 741-1118


Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:


                                  Common Stock
                                (Title of Class)










                          Page One of Forty Three Pages
                     Exhibit Index is Located at Page Forty



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                                TABLE OF CONTENTS

                                                             Page
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   14


Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14


Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   16

Item 6.   Executive Compensation . . . . . . . . . . . . . .   20

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   21

Item 8.   Description of Securities. . . . . . . . . . . . .   21

PART II


Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   22

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   24

Item 3.   Changes in and Disagreements with Accountants. . .   24

Item 4.   Recent Sales of Unregistered Securities. . . . . .   24

Item 5.   Indemnification of Directors and Officers. . . . .   25


PART F/S


          Financial Statements . . . . . . . . . . . . . . .   26


PART III


Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   40

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   42

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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     Buckeye Oil and Gas, Inc. (the "Company") was incorporated on March 7, 1986, under the laws of the State of Colorado, for the purpose of exploiting oil and gas venture opportunities which management believed were available at the time of the Company's inception. In this regard, the Company acquired an oil and gas lease and thereafter, drilled a well on this property, which well resulted in a dry hole. This endeavor depleted all of the Company's financial resources and no further oil and gas activity was undertaken and the Company's operations have been dormant since September 1987. Other than issuing shares to its original shareholders, the Company never commenced any other operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation."

     The Company is filing this Registration Statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or

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acquisition  will be sufficient,  there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     Going Concern; No Operating History or Revenue and Minimal Assets. The Company's financial statements accompanying this Registration Statement have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in

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seeking  merger or  acquisition  candidates  with  numerous  other small  public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") require companies subject thereto to provide

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certain   information  about  significant   acquisitions,   including  certified
financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and Management. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such

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business  combination may require  management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement  of  Audited  Financial   Statements  May  Disqualify  Business
Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business

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combination  with the Company,  rather than incur the expenses  associated  with preparing audited financial statements.

ITEM 2.  PLAN OF OPERATION

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors were formerly involved with other "blank check" companies. The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Prior 'Blank Check' Experience."

     The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities

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subject  to such  indemnification.  See "Part II - Item 5 -  Indemnification  of
Directors and Officers."

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the

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opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does

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retain such an outside consultant or advisor,  any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

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     It is  anticipated  that any securities  issued in any such  reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.


YEAR 2000 DISCLOSURE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 5650 Greenwood Plaza Blvd., Suite 216, Englewood, Colorado 80111. This space is provided to the Company on a rent free basis by Gregory J. Simonds, an officer and director and a principal shareholder of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    NAME AND          AMOUNT AND
                   ADDRESS OF          NATURE OF
                   BENEFICIAL         BENEFICIAL        PERCENT OF
TITLE OF CLASS       OWNER              OWNER              CLASS
--------------       -----              -----              -----

Common        Gregory J. Simonds(1)     135,184            27.0%
              5650 Greenwood Plaza Blvd.
              Suite 216
              Englewood, CO 80111


Common        Gregory W. Skufca         119,184            23.8%
              2191 W. Dry Creek Road
              Littleton, CO  80120


Common        Gilberta Gara(1)           35,000             7.0%
              RR 2, Box 241
              Torrington, WY  82240

Common        Ray Daniels                40,000             8.0%
              898 Pimlico Court
              Boulder, CO  80303

Common        Gerald Loffredo            49,000             9.8%
              1990 W. Rockrose Way
              Chandler, AZ  85248

Common        Jack Beam                  47,816             9.6%
              5910 S. University Blvd.
              Suite C-18, #429
              Littleton, CO  80121

Common        Mike Wolf                  43,612             8.7%
              3430 E. Geddes Place
              Littleton, CO  80122


Common        All Officers and          170,184            34.0%
              Directors as a
              Group (2 person)
------------------------------

(1)  Officer and Director.

     The balance of the Company's outstanding Common Shares are held by 3 persons.

     (b) Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of Buckeye Oil and Gas, Inc. beneficially owned by all directors and officers of the Company.

                   NAME AND            AMOUNT AND
                  ADDRESS OF            NATURE OF
                  BENEFICIAL           BENEFICIAL      PERCENT
TITLE OF CLASS       OWNER                OWNER        OF CLASS
--------------       -----                -----        --------

Common        Gregory J. Simonds(1)      135,184        27.0%
              5650 Greenwood Plaza Blvd.
              Suite 216
              Englewood, CO 80111

Common        Gilberta Gara(1)            35,000         7.0%
              RR 2, Box 241
              Torrington, WY  82240

Common        All Officers and           170,184        34.0%
              Directors as a
              Group (2 person)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

     The directors and officers of the Company are as follows:

     Name                     Age        Position
     ----                     ---        --------

     Gregory J. Simonds        48        President and Director

     Gilberta P. Gara          57        Secretary, Treasurer
                                         and Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

RESUMES


     GREGORY J. SIMONDS, is President and a director of the Company, positions he has held since June 1998. In addition, since October 1994 Mr. Simonds has been President and a director of 3PM Holding Corp., Inc., a public reporting company whose business plan is similar to that of the Company. From November 1996 through November 1998, Mr. Simonds was President and a director of Princeton Management Corp., a public reporting company whose business was also similar to that of the Company. Relevant to the two previous entities, see "Previous Blank Check Experience" and "Conflicts of Interest" below. Since June 1991, Mr. Simonds has been self-employed, acting as a consultant to various different companies, both public and private, as well as managing his own investment portfolio. During the last five years, some of the companies which Mr. Simonds provided consulting services included Knight Natural Gas, Inc., a publicly held company located in Denver, Colorado, where Mr. Simonds arranged for the merger between the aforesaid company and Kalan Gold Corp., Golden Chain Marketing, a privately held marketing company, which Mr. Simonds assisted in arranging for said company to become publicly held and Marquee Display, Inc., a privately held marketing company engaged in selling and marketing golf related products. Mr. Simonds received a Bachelor of Science degree from New England College, Henniker, New Hampshire in 1973. Mr. Simonds devotes only such time as necessary to the business of the Company, which time is not expected to exceed 20 hours per month.

     GILBERTA P. GARA, is Secretary, Treasurer and a director of the Company, positions she has held since June 1998. Prior, from the Company's inception until June 1998, she was President, Treasurer and a director of the Company. In addition to her positions with the Company, since November 1994, Ms. Gara has also been an independent distributor for The People's Network, a television network based in Dallas, Texas. From October 1986 through November 1998, Ms. Gara was an officer and director of Princeton Management Corp., a Colorado corporation whose principal business was similar to that of the Company. See "Prior Blank Check Experience" below. Prior, from 1990 through October 1994, she was the owner and operator of Gara & Sons, Torrington, Wyoming, a distributor of giftware lines. In January 1992, Ms. Gara filed a petition for protection under the U.S. Bankruptcy Code with the United States Federal Bankruptcy Court located in Denver, Colorado, where a discharge was entered in May 1992. She devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.


PRIOR "BLANK CHECK" EXPERIENCE

     Mr. Simonds and Ms. Gara were officers and directors of Princeton Management Corporation, a Colorado corporation ("Princeton"), whose principal business was consistent with the business of the Company as outlined hereinabove. Princeton filed a registration statement with the SEC on Form 10-SB, which became effective in March 1997. Effective November 17, 1998, pursuant to a definitive agreement, Princeton acquired all of the issued and outstanding securities of USA Service Systems, Inc. ("USA"), a Florida corporation. The terms of the transaction provided that Princeton undertook a forward split of its issued and outstanding common stock, whereby 4.33 shares of common stock were issued in exchange for each share of common stock then issued and outstanding in order to establish the number of issued and outstanding common shares at closing to be 1,250,000 shares. Princeton and USA entered into a share exchange agreement wherein Princeton issued an aggregate of 3,750,000 "restricted" shares of the its Common Stock to the USA shareholders in exchange for all of the issued and outstanding shares of USA. USA became a wholly owned subsidiary of Princeton. Princeton also changed its name to "USA Service Systems, Inc." Mr. Simonds and Ms. Gara resigned their positions as officers and directors upon closing of the aforesaid transaction.

     In addition, Mr. Simonds is also an officer and director of 3PM Holding Corp., a Colorado corporation ("3PM"), whose principal business is consistent with the business of the Company as outlined hereinabove. 3PM filed a registration statement with the SEC on Form 10-SB, which became effective in January 1998. Effective May 19, 1998, 3PM entered into a letter of intent with Northwood Sports, Inc., a Canadian corporation ("Northwood"), whereby 3PM agreed in principle to acquire all of the issued and outstanding shares of Northwood in exchange for issuance by 3PM of previously unissued "restricted" common stock. The relevant terms of the proposed transaction require 3PM to (i) undertake a "forward split" of its common stock, whereby 2.4 shares of common stock shall be issued in exchange for each share of common stock issued and outstanding, in order to establish the number of issued and outstanding common shares of 3PM at Closing to be 1,200,000 shares; and (ii) issue to the Northwood shareholders an aggregate of 4,800,000 "restricted" common shares (post split), representing 80% of the 3PM's then outstanding common stock, in exchange for all of the issued and outstanding shares of Northwood.


     The proposed transaction between 3PM and Northwood was terminated prior to closing as a result of certain inconsistencies in information provided to 3PM by Northwood which arose as part of the due diligence review undertaken by 3PM prior to closing. In this regard, management of 3PM is continuing to review prospective merger or acquisition candidates, but as of the date of this Registration Statement, there is no agreement between 3PM and any third party providing for 3PM to merge or acquire any assets.


     The foregoing is a complete description of all "blank check" companies with whom management of the Company has been, or is, involved.

CONFLICTS OF INTEREST

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

ITEM 6.  EXECUTIVE COMPENSATION.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 125,000,000 shares, of which 25,000,000 shares are Preferred Shares, par value $0.01 per share, and 100,000,000 are Common Shares, par value $0.001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                                     PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.



     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded on a national exchange. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such event, trading, if any, in the Company's securities may then continue in the OTC Bulletin Board operated by the NASD or another low volume market, presuming that such a listing is approved, of which there can be no assurance. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.


     b. Holders. There are ten (10) holders of the Company's Common Stock. In March 1986, the Company issued 245,000 of its Common Shares at $1.00 per share for an aggregate of $245,000 in cash and services. In March 1999, the Board of Directors authorized a forward split, issuing 2.040817 shares for each share issued and outstanding, establishing the present issued and outstanding Common Stock of 500,000 shares. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.


     In March 1986 the Company issued 245,000 shares of its common stock to 10 persons at a price of $1.00 per share, and in March 1999, declared a 2.040817 for one forward split. These shares were issued pursuant to exemption from the registration requirements included under the Securities Act of 1933, as amended, including but not necessarily limited to Section 4(2) of said Act. Each shareholder was either an "accredited investor" (as that term is defined in the 1933 Act) or a sophisticated investor, and each shareholder was provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation incorporate the provisions of the Colorado Business Corporation Act providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Colorado law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and

Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS.


     The following financial statements are attached to this Registration Statement and filed as a part thereof. See page 27.


     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheet
     4)  Statement of Operations
     5)  Statement of Cash Flows
     6)  Statement of Shareholders' Equity
     7)  Notes to Financial Statements

                          BUCKEYE OIL AND GAS, INC.


                            FINANCIAL STATEMENTS

                                    with

                         INDEPENDENT AUDITORS' REPORT
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 AND FOR THE PERIOD JANUARY 1, 1997 (INCEPTION)
                           THROUGH DECEMBER 31, 1998

                           BUCKEYE OIL & GAS, INC.


                              TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Independent Auditors' Report                                                1

Balance Sheet                                                               2

Statement of Operations                                                     3

Statement of Cash Flows                                                     4

Statement of Changes in Stockholders' Equity                                5

Notes to Financial Statements                                               6

                         Kish, Leake & Associates P.C.
                          Certified Public Accountants
J.D.Kish, C.P.A., M.B.A.                      7901 E Belleview Ave - Suite 220
James D. Leake, C.P.A., M.T.                         Englewood, Colorado 80111
  ---------------------                               Telephone (303) 779-5006
Arleen R. Brogan, C.P.A.                              Facsimile (303) 779-5724

                         Independent Auditors' Report


Board of Directors
Buckeye Oil and Gas, Inc.

We have audited the accompanying balance sheet of Buckeye Oil and Gas, Inc. (a Developmental Stage Company), at December 31, 1998 and the related statement of operations, stockholders' equity, and cash flows for he years ended December 31, 1998 and 1997 and the period January 1, 997 (Inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buckeye Oil and Gas, Inc., at December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the period January 1, 1997
(Inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise. The deficiency in working capital as of December 31, 1998 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

s/Kish, Leake & Associates, P.C.

Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
February 2, 1999








                                      -1-



Buckeye Oil and Gas, Inc.
(A Development Stage Company)
Balance Sheet
------------------------------------------------------------------------------

                                                                     Audited
                                                                     December
                                                                     31, 1998
                                                                     --------
ASSETS                                                               $      0
                                                                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES                                                          $      0
                                                                     --------
SHAREHOLDERS' EQUITY

Common Stock, $.001 Par Value
 Authorized 245,000 Shares;
 Issued and Outstanding 245,000 Shares                                    245

Capital Paid in Excess Of
 Par Value of Common Stock                                            244,755

Retained (Deficit)                                                   (245,000)

Retained Earnings (Deficit) Accumulated During The
  Development  Stage                                                        0

                                                                     --------

TOTAL SHAREHOLDERS' EQUITY                                                  0
                                                                     --------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                 $      0
                                                                     ========

          The Accompanying Notes Are An Integral Part Of These Financial
Statements.

                                      -2-




Buckeye Oil and Gas, Inc.
(A Development Stage Company)
Statement Of Operations
------------------------------------------------------------------------------
                                                                    January
                                                                    1, 1997
                                            Audited     Audited   (Inception)
                                           Year Ended  Year Ended   through
                                            December    December    December
                                            31, 1998    31, 1997    31, 1998
                                            --------    --------    --------
REVENUE:                                    $      0    $      0    $      0

EXPENSES:                                          0           0           0
                                            --------    --------    --------

Net (Loss) Before Other Income                     0           0           0
                                            --------    --------    --------

Other Income - Interest                            0           0           0
                                            --------    --------    --------

Net Income (Loss)                           $      0    $      0    $      0
                                            ========    ========    ========

Basic Earnings (Loss) Per Share                $0.00       $0.00       $0.00
                                            ========    ========    ========

Common Shares Outstanding                    245,000     245,000     245,000
                                            ========    ========    ========

     The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                      -3-




Buckeye Oil and Gas, Inc.
(A Development Stage Company)
Statement Of Cash Flows
------------------------------------------------------------------------------
                                                                     January
                                                                     1, 1997
                                              Audited    Audited   (Inception)
                                            Year Ended  Year Ended   through
                                             December    December    December
                                             31, 1998    31, 1997    31, 1998
                                             --------    --------    --------
Net Income (Loss)                            $      0    $      0    $      0

Adjustments to Reconcile Net Loss
 to Net Cash Used in Operating Activities:          0           0           0

 Net Flows From Operations                          0           0           0
                                             --------    --------    --------

Cash Flows From Investing Activities                0           0           0
                                             --------    --------    --------

Cash Flows From Financing Activities                0           0           0
                                             --------    --------    --------


Net Increase In Cash                                0           0           0
Cash At Beginning Of Period                         0           0           0
                                             --------    --------    --------

Cash At End Of Period                        $      0    $      0    $      0
                                             ========    ========    ========



     The Accompanying Notes Are An Integral Part Of These Financial Statements.


                                      -4-




Buckeye Oil and Gas, Inc.
(A Development Stage Company)
Statement Of Shareholders' Equity
---------------------------------------------------------------------------------------

                                                    Accumulated
                   Number Of          Capital Paid   During The
                    Common    Common  In Excess Of  Development   Retained
                    Shares     Stock    Par Value      Stage      (Deficit)   Total
                   --------   ------   ----------   -----------   --------   -------
Balance At
 December 31, 1996  245,000   $  245   $  244,755   $         0  ($245,000)  $     0

Net (Loss) At
 December 31, 1997                                            0                    0

                   --------   ------   ----------   -----------   --------   -------
Balance At
 December 31, 1997  245,000      245      244,755             0   (245,000)        0

Net (Loss) At
 December 31, 1998                                            0                    0

                   --------   ------   ----------   -----------   --------   -------
Balance At
 December 31, 1998  245,000   $  245   $  244,755   $         0  ($245,000)  $     0
                   ========   ======   ==========   ===========   ========   =======

























     The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                           -5-


Buckeye Oil and Gas, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Year Ended December 31, 1998
------------------------------------


Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

ORGANIZATION:

On March 7, 1986 Buckeye Oil and Ga, Inc. (the Company) was incorporated under the laws of Colorado, for the purpose of gas exploration. In December 1989 the Company ceased operations in the oil and gas business. On January 1, 1997, the Company's new management decided to search for a merger or acquisition candidate and therefore has entered into the development stage.

DEVELOPMENT STAGE:

The Company is currently in the developmental stage and has no significant operations to date.

STATEMENT OF CASH FLOWS:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes for the years ended December 31, 1998 and 1997 was $-0-.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

BASIC (LOSS) PER COMMON SHARE:

The basic (loss) per common share is computed by dividing the net (Loss) for the period by the weighted average number of shares outstanding at December 31, 1998 and 1997.


                                     -6-



Buckeye Oil & Gas, Inc.
(A Development Stage Company)
Balance Sheet
----------------------------------------------------------------------
                                                Unaudited   Audited
                                                  March     December
                                                31, 1999    31, 1998
                                                ---------  ---------
ASSETS

Current Assets - Cash                           $   3,000  $       0
                                                ---------  ---------
TOTAL ASSETS                                    $   3,000  $       0
                                                =========  =========
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable                                $   2,700  $       0
                                                ---------  ---------

Total Current Liabilities                           2,700          0
                                                ---------  ---------
SHAREHOLDERS' EQUITY

Preferred Stock, $.01 Par Value
 Authorized 25,000,000 Shares;
 Issued And Outstanding 0 Shares                        0          0

Common Stock, $.001 Par Value
 Authorized 100,000,000 Shares;
 Issued And Outstanding 500,000 Shares**              500        500

Capital Paid In Excess of
 Par Value of Common Stock                        252,500    244,500

Retained Earnings (Deficit)                      (245,000)  (245,000)

Deficit Accumulated During The
  Development Stage                                (7,700)         0
                                                ---------  ---------
TOTAL SHAREHOLDERS' EQUITY                            300          0
                                                ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $   3,000  $       0
                                                =========  =========

**Restated to reflect forward split of 2.040817 to 1.










              The Accompanying Notes Are An Integral Part Of These
                              Financial Statements.





Buckeye Oil & Gas, Inc.
(A Development Stage Company)
Statement Of Operations
----------------------------------------------------------------------

                                 Unaudited     Unaudited    Unaudited
                                Three Month   Three Month  Jan. 1, 1997
                              Interim Period Interim Period (Inception)
                                   Ended         Ended        Through
                                   March         March         March
                                  31, 1999      31, 1998     31, 1999
                                ------------  ------------  ----------
Revenue                         $          0  $          0  $        0

Expenses:

 Administrative Services                 900             0         900
 Professional Fees                     6,500             0       6,500
 Rent                                    300             0         300
                                ------------  ------------  ----------
Total                                  7,700             0       7,700
                                ------------  ------------  ----------

Net (Loss) Before Other Income  $     (7,700) $          0  $   (7,700)

Other Income - Interest                    0             0           0
                                ------------  ------------  ----------
Net Income (Loss)               $     (7,700) $          0  $   (7,700)
                                ============  ============  ==========

Basic Earnings (Loss)
 Per Share                      $      (0.00) $       0.00
                                ============  ============
Weighted Average Common Shares
 Outstanding                         500,000       500,000
                                ============  ============





















              The Accompanying Notes Are An Integral Part Of These
                              Financial Statements.




Buckeye Oil & Gas, Inc.
(A Development Stage Company)
Statement Of Cash Flows
----------------------------------------------------------------------

                                  Unaudited     Unaudited     Unaudited
                                 Three Month   Three Month  Jan. 1, 1997
                               Interim Period Interim Period (Inception)
                                    Ended         Ended        Through
                                    March         March         March
                                  31, 1999      31, 1998      31, 1999
                                 ------------  ------------  ----------
Net (Loss)                       $     (7,700) $          0  $   (7,700)

Adjustments to Reconcile Net
 Loss to Net Cash Used in
 Operating Activities:
  Increase in Account Payable           2,700             0       2,700

                                 ------------  ------------  ----------
 Net Flows From Operations             (5,000)            0      (5,000)
                                 ------------  ------------  ----------
Cash Flows From
 Investing Activities:
                                            0             0           0
                                 ------------  ------------  ----------
Net Cash Flows From Investing               0             0           0
                                 ------------  ------------  ----------
Cash Flows From
 Financing Activities:
  Additional Paid In Capital            8,000             0       8,000
                                 ------------  ------------  ----------
Cash Flows From Financing               8,000             0       8,000
                                 ------------  ------------  ----------
Net Increase In Cash                    3,000             0       3,000
Cash At Beginning Of Period                 0             0           0
                                 ------------  ------------  ----------
Cash At End Of Period            $      3,000  $          0  $    3,000
                                 ============  ============  ==========


















              The Accompanying Notes Are An Integral Part Of These
                              Financial Statements.





Buckeye Oil & Gas, Inc.
(A Development Stage Company)
Unaudited Statement Of Shareholders' Equity
-----------------------------------------------------------------------------------------------

                                                             Deficit
                                                           Accumulated
                          Number Of          Capital Paid   During The
                           Common    Common  In Excess of  Development   Retained
                          Shares**   Stock**   Par Value      Stage       Deficit     Total
                          --------   -------   ---------   -----------   ---------   --------
Balance At
  December 31, 1996        500,000   $   500   $ 244,500   $         0   $(245,000)  $      0

Net (Loss) At
  December 31, 1997              -        -            -             0           -          0
                          --------   -------   ---------   -----------   ---------   --------

Balance At
  December 31, 1997        500,000   $   500   $ 244,500   $         0   $(245,000)  $      0

Net (Loss) At
  December 31, 1998              -         -           -             0                      0
                          --------   -------   ---------   -----------   ---------   --------

Balance At
  December 31, 1998        500,000   $   500   $ 244,500   $         0   $(245,000)         0

Net (Loss) At
  March 31, 1999                 -         -       8,000        (7,700)          -        300
                          --------   -------   ---------   -----------   ---------   --------

Balance at
  March 31, 1999           500,000   $   500   $ 252,500   $    (7,700)  $(245,000)  $    300
                          ========   =======   =========   ===========   =========   ========






**Restated to reflect forward split of 2.040817 to 1.





















              The Accompanying Notes Are An Integral Part Of These
                              Financial Statements.


Buckeye Oil & Gas, Inc.
(A Development Stage Company)
Notes To Unaudited Financial Statements
For The Three Month Period Ended March 31, 1999

Note 1 - Unaudited Financial Information

The information furnished herein was taken from the books and records of the Company without audit. The Company believes, however, that it has made all adjustments necessary to reflect properly the results of operations for the three month interim period ended March 31, 1999 and 1998. The adjustments consist only of normal reoccurring accruals. The results of operations for the three month interim period ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ended December 31, 1999.

Note 2 - Equity

On March 6, 1999 the Board of Directors approved a 2.040817 forward common stock split.

                                    PART III

ITEM 1.  EXHIBIT INDEX

No.                                                    Sequential
                                                        Page No.

     (3)  Articles of Incorporation and Bylaws


3.1       Restated Articles of Incorporation                *

3.2       Bylaws                                            *

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                     *

     (27) Financial Data Schedule

27.1      Financial Data Schedule                          42

------------------

* Previously filed with the SEC as part of the initial Form 10- SB filing undertaken by the Company on or about April 7, 1999.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BUCKEYE OIL AND GAS, INC.
                                   (Registrant)


                                   Date: June 23, 1999



                                   By:   s/Gregory J. Simonds
                                      ------------------------------
                                      Gregory J. Simonds
                                      President

                            BUCKEYE OIL AND GAS, INC.


                                  EXHIBIT 27.1


                             FINANCIAL DATA SCHEDULE